
February 18, 2020

Lishan Aklog, M.D.
Chairman of the Board and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York

      Re: PAVmed Inc.
          Registration Statement on Form S-3
          Response dated January 30, 2020
          File No. 333-235335

Dear Dr. Aklog:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated January 30, 2020

General

1.   We continue to evaluate your response to prior comment 1. Please provide us additional support for your position that Alto is not purchasing the 2019 Notes with a view to distributing the underlying shares to the public. In your response, please provide us with a schedule that provides the dates and prices for conversions of the 2018 Note. Also explain whether Alto typically sells or otherwise disposes of the underlying shares shortly after conversion, including in settlement of short sales.

2.   Based on your response to prior comment 2, we do not understand how Alto is irrevocably bound to purchase the Series B Note given that Alto may "net" the respective notes and thereby avoid any obligation to provide you with cash or other consideration. In this regard, we note that pages 5-7 of your response indicate that Alto would not have engaged in the Series B transaction absent "protections" afforded by the netting arrangement to

prevent investment loss. Accordingly, please revise to remove the shares issuable upon conversion of the Series B Note or provide us additional analysis explaining how Alto presently is at market risk with respect to the Series B Note.

 You may contact Chris Edwards at (202) 551-6761 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Schwartz